SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001-20 – State Registry (NIRE) 41300036535

CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and trades energy, hereby informs its shareholders that the 68th Ordinary General Meeting, held on this date, in compliance with the Dividend Policy, approved on January 20, 2021, approved the distribution of earnings according to the following information:

(a)	payment on 06.30.2023, of dividends distributed based on the uncapitalized profit retention reserve balance of previous years, in the form of Interest on Equity - JCP, declared and approved at the 205th Extraordinary General Meeting of 11.21.2022.
JCP
Payday	06.30.2023
Gross total amount	370,000,000.00
Amount per common share - ON	0.12737536
Amount per class “A” preferred share - PNA	0.14011292
Amount per class “B” preferred share - PNB	0.14011292
Amount per UNIT	0.68782704
Record date	11.21.2022
Ex-dividend date	11.22.2022
Taxation pursuant to Law 9,249/95 (1)	15.00%

(1) Legal entities that are EXEMPT from withholding income tax under the Brazilian legislation must prove so by contacting the bookkeeping agent through the contact information shown below.

(b) payment on 06.30.2023, of the complementary dividend to reach the minimum dividend to holders of class “A” preferred shares, declared and approved at the 68th Ordinary General Meeting of 04.28.2023.

DIVIDENDS
Payday	30.06.2023
Gross total amount	257,848.48
Amount per class “A” preferred share - PNA	0.08243238
Record date	28.04.2023
Ex-dividend date	01.05.2023

PAYMENT FORM:

The payments will be made to the checking accounts informed by the shareholders in their registration data.

Therefore, they must keep their bank details up to date with their custodian agents.

SHAREHOLDER SERVICE:

Bookkeeping Agent: Banco Bradesco S.A

Shares and Custody Department

Núcleo Cidade de Deus, Prédio Amarelo, 2º floor, Vila Yara Osasco, SP, CEP: 06029900

Phone: 0800-7011616

E-mail: dac.acecustodia@bradesco.com.br

Depositary bank abroad: The Bank of New York Mellon

101 Barclay Street, 22th Floor

New York – NY – 10286

Phone: (212) 815-7118

E-mail: cassandra.miranda@bnymellon.com

Curitiba, April 28, 2023

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For more information, please get in touch with the Company by email

acionistas@copel.com or call to 0800-412772

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 28, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.